                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 11-K


                                   (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1997

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ............ to ..............

                          Commission file number 1-9950

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Team, Inc. Salary Deferral Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Team, Inc.
         200 Herman Dr.
         Alvin, Texas  77511
         (281) 331-6154

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
    Team, Inc. Salary Deferral Plan and Trust

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Team, Inc. Salary Deferral Plan and Trust (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the 1997 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental schedule of investments that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan asset manager. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/DELOITTE & TOUCHE LLP
-------------------------------
DELOITTE & TOUCHE LLP

June 5, 1998

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

ASSETS                                                1997           1996
INVESTMENTS, At fair value:
   Team, Inc., Common Stock Fund                  $  687,268     $  329,927
   Kemper Securities, Inc. Mutual funds:
      Money Market Fund                            1,140,595      1,336,572
      Total Return Fund                            1,015,529        810,939
      Growth Fund                                  2,081,977      1,790,145
      U.S. Government Securities Fund                892,897        891,224
      Blue Chip Fund                               1,372,974      1,111,723
      Diversified Income Fund                         82,324         17,029
      International Fund                             131,105         47,000
   Loans to participants                             517,494        391,016
                                                  ----------     ----------

                Total investments                  7,922,163      6,725,575

CASH                                                   7,314         11,085
                                                  ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $7,929,477     $6,736,660
                                                  ==========     ==========


See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                                       $  800,691
      Net appreciation in fair value of investments                   503,010
                                                                   ----------

                Total investment income                             1,303,701
                                                                   ----------
   Contributions:
      Employee                                                        663,079
      Employer                                                        182,094
                                                                   ----------
                Total contributions                                   845,173
                                                                   ----------
                Total additions                                     2,148,874

DISTRIBUTIONS AND BENEFITS PAID TO PARTICIPANTS                       956,057
                                                                   ----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                   1,192,817

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                6,736,660
                                                                   ----------
   End of year                                                     $7,929,477
                                                                   ==========


See notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Team, Inc. Salary Deferral Plan and Trust (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees. Employees become eligible to participate in the Plan upon completion of three months of service. Prior to October 1, 1997 employees had to complete one year of service to be eligible. Employee contributions can be invested on a percentage allocation basis in any increment of 5% in the following funds:

      Company Stock Fund - invests in Team, Inc. common stock

      Kemper Mutual Funds - as follows:

            Money Market Fund - invests in money market portfolios, certificates of deposit, treasury bills and commercial paper

            Total Return Fund - invests in fixed income and equity securities

            Growth Fund - invests in common stock of established companies

            U.S. Government Securities Fund - invests in obligations issued or guaranteed by the U.S. government or its agencies

            Blue Chip Fund - invests in common stocks of well-capitalized, established companies that have the potential for growth

            Diversified Income Fund - invests in fixed income and equity securities

            International Fund - invests in fixed income and equity securities of foreign companies

      The Plan also has a Loan Fund. Participants may borrow from the Loan Fund up to the lesser of i) one half the vested value of their account or ii) $50,000. All mutual funds are administered by Kemper Securities, Inc. (the "Asset Manager").

      The Board of Directors of Team, Inc. (the "Company") approved the Plan and provided for the Plan to begin October 1, 1984. The agreement provided for, among other things, the qualification of the Plan under Section 401(k) of the Internal Revenue Code, as amended.

      CONTRIBUTIONS - Each participant may elect to have allocated to his or her account any whole percentage, not exceeding 16%, of that employee's compensation. For each plan year, the Company may contribute to the Plan a sum determined by the Board of Directors.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, his portion of the Company's contribution, and an allocation of the Plan's earnings.

      VESTING - Previously, each participant's interest in the amount credited to his or her account attributable to employee contributions and employer matching contributions was immediately 100% vested and was not forfeitable for any reason. The Sixth Amendment to the Plan (the "Sixth Amendment"), dated October 10, 1991, allows participants who had completed at least three years of service as of November 30, 1991 to be 100% vested in employer contributions. Participants who had not completed three years of service as of November 30, 1991 will become vested in the employer contributions as determined by the following schedule:

                                                      PERCENTAGE OF
                                                  EMPLOYER CONTRIBUTION
            YEARS OF SERVICE                       THAT BECOMES VESTED
           Less than one year                              0
           One year                                       20
           Two years                                      40
           Three years                                    60
           Four years                                     80
           Five years or more                            100

      After becoming vested, employer contributions are not forfeitable for any reason.

      Forfeitures of unvested employer contributions will be used to reduce current and future employer contributions, in accordance with the Sixth Amendment.

      PAYMENT OF BENEFITS - Participants who terminate employment, retire, die or become totally disabled are entitled to the balance in their accounts. Benefits are payable either in a lump sum amount or in monthly, quarterly, semiannual or annual installments over a period not exceeding ten years.

      Distributions payable to terminated participants amounted to $901,355 and $1,216,696 at December 31, 1997 and 1996, respectively.

      ADMINISTRATION OF THE PLAN - The Plan is administered by an Administrator appointed by the Board of Directors of the Company the ("Administrator"). The Administrator is Clark Ingram, Vice President of Human Resources. No compensation is paid by the Plan to the Administrator.

      All costs of plan administration are absorbed by the Company.

      TERMINATION OF THE PLAN - The Company may terminate the Plan at any time. In the event of termination of the Plan, the assets held by the Asset Manager under the Plan will be valued and each participant will be entitled to distributions for the balance of his or her account.

2.    SUMMARY OF ACCOUNTING POLICIES

      The financial statements are presented on the accrual basis of accounting. Plan investments are presented at their fair value determined by quoted market prices.

3.    FEDERAL INCOME TAXES

      The Plan obtained its latest determination letter on January 16, 1996, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

      A participant is not subject to federal income tax on the employer's contribution or on the income accruing to his or her account until such amount is paid to the participant.

4.    RELATED PARTY TRANSACTIONS

      During the year ended December 31, 1997, the Plan purchased 36,625 shares of Team, Inc. common stock at a cost of $90,110 and sold 50,737 shares of Team, Inc. common stock for $84,218 (cost $82,598).

5.    FUND INFORMATION

      Contributions, distributions and investment income by fund are as follows for the year ended December 31, 1997:


Employee contributions:
   Team, Inc., Common Stock Fund                                 $   58,879
   Money Market Fund                                                 85,182
   Total Return Fund                                                 87,812
   Growth Fund                                                      203,632
   U.S. Government Securities Fund                                   75,026
   Blue Chip Fund                                                   124,677
   Diversified Income Fund                                            8,015
   International Fund                                                19,856
                                                                 ----------

Total                                                            $  663,079
                                                                 ==========

Employer contributions:
   Team Inc., Common Stock Fund                                  $   16,703
   Money Market Fund                                                 24,983
   Total Return Fund                                                 23,795
   Growth Fund                                                       54,764
   U.S. Government Securities Fund                                   21,020
   Blue Chip Fund                                                    32,937
   Diversified Income Fund                                            2,704
   International Fund                                                 5,188
                                                                 ----------

Total                                                            $  182,094
                                                                 ==========

Distributions and benefits paid to participants:
   Team Inc., Common Stock Fund                                  $   81,501
   Money Market Fund                                                384,085
   Total Return Fund                                                 57,150
   Growth Fund                                                      234,462
   U.S. Government Securities Fund                                   35,529
   Blue Chip Fund                                                   160,284
   Diversified Income Fund                                            1,088
   International Fund                                                 1,958
                                                                 ----------

Total                                                            $  956,057
                                                                 ==========

Investment income:
   Team Inc., Common Stock Fund                                  $  356,641
   Money Market Fund                                                 64,439
   Total Return Fund                                                161,361
   Growth Fund                                                      308,870
   U.S. Government Securities Fund                                   80,080
   Blue Chip Fund                                                   287,896
   Diversified Income Fund                                            4,022
   International Fund                                                 1,984
   Loan Fund                                                         38,408
                                                                 ----------

Total                                                            $1,303,701
                                                                 ==========

                                      *****

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF INVESTMENTS,
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                               NUMBER
                                                                 OF           MARKET
                                                               SHARES         VALUE
INVESTMENTS, At fair value:
   Team, Inc. Common Stock Fund*                               197,109     $  687,268
   Kemper Mutual Funds*:
      Money Market  Fund                                     1,140,595      1,140,595
      Total Return Fund                                        100,547      1,015,529
      Growth Fund                                              159,051      2,081,977
      U.S. Government Securities Fund                          101,813        892,897
      Blue Chip Fund                                            84,283      1,372,974
      Diversified Income Fund                                   13,698         82,324
      International Fund                                        10,720        131,105
                                                                           ----------

                Total Kemper Mutual Funds                                   6,717,401

LOANS TO PARTICIPANTS (With interest rates ranging from
   6% to 11%)                                                                 517,494
                                                                           ----------

TOTAL                                                                      $7,922,163
                                                                           ==========


* Party-in-interest

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                         NUMBER                    NUMBER
                                           OF          PURCHASE      OF         SALES       REALIZED
           DESCRIPTION                  PURCHASES       PRICE       SALES       PRICE      GAIN (LOSS)
Company Stock Fund
------------------

Team, Inc. Common Stock Fund*              21          $90,110        8        $84,218      $ 1,620



* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                       Team, Inc. Salary Deferral Plan and Trust
                                       -----------------------------------------
                                                  (Name of Plan)



Date: June 29, 1998                    /s/ CLARK A. INGRAM
     --------------                    -------------------
                                       Clark A. Ingram
                                       Plan Administrator